170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL ANNOUNCES VOTING RESULTS FROM ITS ANNUAL AND
SPECIAL MEETING OF SHAREHOLDERS

TORONTO (June 16, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery, reported shareholder vote results from the Company’s Annual and Special Meeting held on Thursday, June 15, 2017.

All of management’s nominees for election were duly elected as directors of the Company by the shareholders present or represented by proxy at the meeting. The results of the vote were reported to the meeting by Computershare, which acted as scrutineer at the meeting, as follows:

	For	%	Withheld	%
	Number		Number
John Barker	33,435,150	84.48	6,142,853	15.52
Martin Bernholtz	36,045,394	91.07	3,532,609	8.93
David McNally	39,035,799	98.63	542,204	1.37
Stephen Randall	22,871,269	57.79	16,706,734	42.21
John Schellhorn	38,811,387	98.06	766,616	1.94
Bruce Wolff	34,322,495	86.72	5,255,508	13.28

A total of 134,640,154 of the 188,238,646 common shares outstanding were voted at the meeting.

Shareholders passed the motion (with 117,585,866 votes for and 17,054,287 votes against) authorizing the consolidation of the outstanding common shares of the Company on the basis of a ratio to be determined by the board of directors of the Company in its sole discretion, within a range of one post-consolidation common share for every 5 to 30 outstanding pre-consolidation common shares of the Company.

The appointment of BDO Canada LLP as Auditors of the Company was approved by shareholders (with 129,873,373 votes for and 4,766,781 votes withheld) in respect of the motion.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
     or

Bruce Voss
(310) 691-7100
bvoss@lhai.com